N E W S R E L E A S E

July 5, 2018

Nevsun Releases 2017 Corporate Social Responsibility Report

Vancouver, BC – Nevsun Resources Ltd. (TSX: NSU) (NYSE AMERICAN: NSU) (“Nevsun” or the “Company”) announces the release of its 2017 Corporate Social Responsibility (CSR) Report titled “Core Growth”.  This is Nevsun’s seventh CSR Report, reflecting the Company’s continued commitment to transparency and accountability in our sustainability objectives and aligning with our vision to maximize long-term community benefits and shareholder value in the sustainable development of mineral resources.

At our Bisha copper-zinc mine, we made significant advances on environmental management, worker rights and community development projects in 2017.  At our Timok Upper Zone (Cukaru Peki) project in Bor, Serbia, we have continued to develop CSR programs that align with our business objectives and address the needs of local communities. This includes developing a comprehensive land acquisition and resettlement program that meets Serbian legal requirements and complies with the International Finance Corporation (IFC) Environmental, Health and Safety Guidelines for Mining. We are creating local jobs, making community investments, and enhancing our contractor and procurement policies as important steps toward establishing ourselves as a valued community presence.

In addition to these achievements, Nevsun’s 2017 Corporate Social Responsibility Report highlights areas in which sustained, ongoing efforts will be made in 2018 and beyond. Including working with government partners on a robust business strategy for extending the life of the Bisha mine and, in Serbia, continuing to work with key federal and local government decision-makers to ensure we continue to build a strong, responsible business case for our long-term presence in the country and continue to achieve project timelines.

“Our relationships with local communities are critical to our business and fundamental to our core values. We are committed to sharing information, building relationships, and fostering trust,” stated Nevsun President & CEO Peter Kukielski.

To view our 2017 Corporate Social Responsibility Report, please visit http://www.nevsun.com/responsibility/reporting/.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: htaylor@nevsun.com Website: www.nevsun.com